EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 1-800-252-3526 David Marshall Ph: + 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: + 44-751-559-7858

ELAN ANNOUNCES RECORD DATE IN RESPECT OF PROPOSED DEMERGER

DUBLIN, Ireland - December 5, 2012 - Elan Corporation, plc (NYSE: ELN) announced today that it has established 11.59 p.m. (Dublin time) on December 14, 2012 as the record date in connection with its previously announced separation of a substantial portion of its drug discovery business into a new independent, publicly traded company, Prothena Corporation plc (Prothena), which separation will be effected pursuant to a demerger under Irish law.

The occurrence of the distribution of Prothena ordinary shares in the demerger is conditioned upon, among other conditions to the demerger, (a) the Registration Statement on Form 10 previously filed by Prothena with the Securities and Exchange Commission (SEC) in connection with the demerger, having been declared effective by the SEC and (b) the affirmative vote of the Elan shareholders to approve the declaration of the distribution by Elan of 99.99% of the outstanding shares of Prothena at the extraordinary general meeting of Elan shareholders scheduled to occur on Wednesday, December 12, 2012.

A detailed timetable for completion of the demerger is expected to be issued by way of announcement in due course, with expected completion of the demerger by the end of December, 2012.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements
This press release contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: some or all of the necessary preconditions to the proposed demerger are not fulfilled and the demerger is either delayed or cancelled; if the demerger does occur the anticipated benefits of the demerger do fail to come to fruition,  the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products especially given the proposed separation of the Prothena Business which will leave us with no material pre-clinical research or development programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; whether our continuing obligations to fund Janssen AI will be reduced; and the speed with which regulatory authorizations and product launches may be achieved;  whether the charges we still expect to incur as the result of the restructuring of our business turn out to be greater than we expect; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K, and in Prothena Corporation’s Form 10, each as filed with the United States Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc:

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